JM Global Holding Company

1615 South Congress Avenue, Suite 103

Delray Beach, FL 33445

December 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela A. Long, Assistant Director

Re:	JM Global Holding Company

Revised Preliminary Merger Proxy Statement on Schedule 14A

Filed December 1, 2017

File No. 1-37513

Dear Ms. Long:

JM Global Holding Company (the “Company”, “JM Global,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 14, 2017 regarding our Revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on December 1, 2017. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement made in Amendment No. 2 to the Proxy Statement filed with the Commission (“Amendment No. 2”).

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 33

1.	We have read your response to comment 7 in our November 7, 2017 letter. You indicated that you have revised the table to provide net income for both redemption scenarios. However, we note this information was provided only for the nine months ended September 30, 2017. Please further revise to include net income for both redemption scenarios for the year ended December 31, 2016.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Amendment No. 2 to include net income for both redemption scenarios for the year ended December 31, 2016.

Certain Company Projected Financial Information, page 103

2.	Refer to comment 13 in our November 7, 2017 letter. It is unclear why the tabular presentations on page 103 differ from the "Financial Projections — Sunlong" which you provided us. Please advise, and, as appropriate, revise the disclosure.

Response: The Company wishes to clarify that the projections in “Financial Projections – Sunlong” provided separately to Staff represented forecast information regarding Sunlong’s operations on a consolidated basis, while prior tabular presentations on page 104 of the Proxy Statement erroneously only covered projections for the Shengrong division of Sunlong’s operations and excluded projections relating to TJComex. In response to the Staff’s comment, the Company has revised the tabular presentations on page 103 of Amendment No. 2 to conform to the forecasts in “Financial Projections – Sunlong” that were separately provided.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 19, 2017

Director Election Proposals, page 118; Information about Directors Expected to be Appointed to the Board Upon the Closing of the Business Combination, page 177

3.	In the biographical paragraphs of Ms. Hui Zhu, Ms. Yaqing Hu, and Mr. Chenchen Zhang, describe briefly their business experience during the past five years. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 175 of Amendment No. 2 to: (i) include in Ms. Hui Zhu’s biography her business experience for the past five years. (ii) clarify that Ms. Yaqing Hu obtained her bachelor’s degree in 2014 and her master’s degree in 2015, and (iii) clarify that Mr. Chenchen Zhang obtained his bachelor’s degree in 2012 and his master’s degree in 2014. Given that they are recent graduates, neither Ms. Yaqing Hu nor Mr. Chenchen Zhang has five years’ worth of business experience.

Sunlong Management's Discussion and Analysis, Results of Operations, page 160

4.	We have read your response to comment 20 in our November 7, 2017 letter and note the related revisions related on pages 161-168 regarding your trading and other business. Please address the following:

●	Explain to us why or how the products Acid Hydrolysis Titanium Dioxide and Petroleum FCC Catalyst each accounted for the same amount of trading and other revenues and cost of revenues for the year ended December 31, 2016, as shown on pages 166 and 168.
●	Regarding the two significant customers at both September 30, 2017 (page 162) and December 31, 2016 (page 167), please confirm, if true, that these customers are not related parties. Disclose whether they are related to each other and, if so, how.
●	As previously requested, please revise to explain why the gross margin declined from 51% as of December 31, 2016 to 34.2% as of September 30, 2017.

Response: In response to the Staff’s comment:

(i)	the Company respectfully advises the Staff that the reason for the same amount of trading and other revenues and cost of revenues for the year ended December 31, 2016 for the products Acid Hydrolysis Titanium Dioxide and Petroleum FCC Catalyst was that Sunlong sold the same amount of quantity of these products while the unit selling price and unit cost remained the same. These are the prices that Sunlong was able to negotiate with its customers and vendors for its trading business. In addition, these products perform a similar function as decorative building materials. As a result, these two products would have a very similar pricing and we purchased these products from the same vendors and sold them to two customers who were related to each other. Thus, these products has the same amount of trading and other revenues and cost of revenues for the year ended December 31, 2016.

(ii)	The Company has revised its disclosure on pages 159 and 164 of Amendment No. 2 to provide additional disclosures that these two customers are unrelated third parties to Sunlong but they are related to each other.

(iii)	The Company has revised its disclosure on page 161 of Amendment No. 2 to explain why the gross margin declined from 51% as of December 31, 2016 to 34.2% as of September 30, 2017.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 19, 2017

5.	We have read your response to comment 22 in our November 7, 2017 letter. While the risk factor has in fact been removed, disclosure remains on pages 20 and 140-141 regarding TJComex's licenses to build electronic commodity exchange platforms. Please revise.

Response: In response to the Staff’s comment, the Company has removed its disclosure on pages 20, 137 and 138 of Amendment No. 2 with regard to TJComex’s licenses to build electronic commodity exchange platforms.

Liquidity and Capital Resources, page 173

6.	We have read your response to comment 25 in our November 7, 2017 letter and the related revision on page 173. You have indicated that payment terms are 30 days after receipt of goods but that no collections have been made subsequent to September 30, 2017. Please tell us why the two customers that comprise a combined 99% of your trading and other revenue through September 30, 2017 and apparently represented by $18.7 million of the $21.1 million accounts receivable balance at that date have not been able to pay what is due. We note that since $11.6 million of the $20.0 million in trading and other revenue through the nine months ended September 30, 2017 was booked prior to July 1, 2017, most of the receivables are over five months old. Based on the inability of your customers to repay the receivable based on the contractual repayment terms, we are not able to conclude that the September 30, 2017 allowance balance complies with US GAAP nor that revenue was appropriately recorded since it is not clear that collectability was reasonably assured (from your revenue recognition policy on page 170). Please advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 170 of Amendment No. 2 to explain why Sunlong believes its September 30, 2017 allowance balance complies with U.S. GAAP. The Company respectfully advises the Staff that at the time Sunlong recognized its revenue, it had persuasive evidence that an arrangement existed, delivery had occurred, the price was fixed or determinable, and the ability to collect was reasonably assured. Sunlong has determined that it has adequate allowance balance as of September 30, 2017 because it reaffirmed with its customers in November 2017 that its customers would start making progressive payment from December 2017 to July 2018. Should these customers not making progressive payment by December 31, 2017, Sunlong will reassess its potential losses to determine if the bad debt allowance on Sunlong’s accounts receivable is adequate as of December 31, 2017.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 19, 2017

Beneficial Ownership of Securities, page 191

7.	In the table on page 192, please include all of your executive officers and directors. We note that you have omitted Mr. Xiaoyan Shen, the chief financial officer and secretary identified on page 177.

Response: In response to the Staff’s comment, the Company has added Ms. Xiaoyan Shen, our chief financial officer and secretary, to the beneficial ownership table on page 189 of Amendment No. 2.

8.	Please tell us, and revise if appropriate, whether the shares in the table include the shares that the sponsor sold to Messrs. Tim Richerson and Peter Nathanial in October 2017. Please add also a footnote to clarify, if true, that the amounts in the table do not include the shares that the sponsor intends to sell to Messrs. Kurt Jetta and Arthur B. Drogue if the transaction is consummated as disclosed under "Certain Relationships and Related Party Transactions" on page 193.

Response: In response to the Staff’s comment, the Company hereby confirms that the shares in the table include the shares that the sponsor sold to Messrs. Richerson and Nathanial in October 2017. The Company has added a footnote on page 189 of Amendment No. 2 to clarify that the amounts in the table exclude the shares that the sponsor intends to sell to Messrs. Jetta and Drogue if the Business Combination is consummated.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Tim Richerson
Tim Richerson, Chief Executive Officer

cc:	Douglas Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP